CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$65,000,000	$4,634.50

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated February 10, 2009, and the Prospectus Supplement dated September 14, 2009)	Registration No. 333-145845 January 29, 2010

US$65,000,000

FLOATING RATE NOTES DUE FEBRUARY 8, 2017 LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

Principal Amount: US$65,000,000 Issuer: Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price: Variable Price Re-Offer Series: Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Issue Date: February 8, 2010

Original Trade Date: January 29, 2010 Maturity Date: February 8, 2017

CUSIP: 06740JTK6 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06740JTK69

Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            ) Business Day Convention:☒ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below): Day Count Convention:

☐ Fixed Rate

☒ Regular Floating Rate

☐ Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐ Other (see description in this pricing supplement)☐ Actual/360

☒ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐ CD Rate

☐ CMS Rate

☐ CMT Rate (Reuters Screen FRBCMT Page)

☐ Commercial Paper Rate

☐ Eleventh District Cost of Funds Rate

☐ Federal Funds (Effective) Rate

☐ Federal Funds (Open) Rate

☐ EURIBOR

☐ LIBOR

Designated LIBOR Page: Reuters:

☐ Prime Rate

☐ Treasury Rate

☒ Consumer Price Index (the “CPI”)

Reference Month: 3rd calendar month prior to month of payment date

☐ Other (see description in this free writing prospectus)

Spread: Not Applicable Maximum Interest Rate: From and including February 8, 2012 to but excluding February 8, 2013: 7.00%

From and including February 8, 2013 to but excluding February 8, 2015: 8.00%

From and including February 8, 2015 to but excluding February 8, 2017: 9.00%

Multiplier: 1.50 Minimum Interest Rate: 0.00%

Initial Interest Rate: 4.50%

Interest Rate Formula: For each Interest Period commencing on or after the Original Issue Date to but excluding February 8, 2012: the Initial Interest Rate

For each Interest Period commencing on or after February 8, 2012, the interest rate per annum will be equal to CPI Performance2 multiplied by the Multiplier, subject to the Minimum and Maximum Interest Rate.

1 For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

2 As defined in the prospectus supplement. For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

Interest Payment Dates:☒ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on 8th of each month, commencing on March 8, 2010 and ending on the Maturity Date.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the prior Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates: For each Interest Period, commencing on February 8, 2012, the Interest Payment Date for the immediately preceding Interest Period.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will be not listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Price to Public (1) Agent’s Commission Proceeds to Barclays Bank PLC

Per Note 100.00% 0.00% 100.00%

Total $65,000,000 $0 $65,000,000

(1) Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, this pricing supplement and any free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—The amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement. For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs. Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be no more than the specified Minimum Interest Rate (which may be zero); as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date, regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–2

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

Interest Rate Calculation

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2009, the applicable Reference Month would be March 2009, and CPI Performance would equal the annual percentage change in the CPI from the March 2008 to March 2009. Similarly, for an Interest Payment Date in March 2009, the applicable Reference Month would be December 2008, and CPI Performance would equal the annual percentage change in the CPI from the December 2007 to December 2008.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2009, assuming a Reference Month that is the third month prior, in this case August 2009:

Example 1: Assuming a hypothetical CPI level of 204 for August 2008 and 208 for August 2009, CPI Performance for November 2009 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

Example 2: Assuming a hypothetical CPI level of 204 for August 2008 and 199 for August 2009, CPI Performance for November 2009 would be –2.45%, calculated as follows:

199 – 204	= –2.45%
204

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, multiplied by the Multiplier.

In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than the specified Minimum Interest Rate (0.00%) and no more than the specified Maximum Interest Rate. You will not receive an interest payment on an Interest Payment Date for which the annual interest rate calculated per the above is zero or negative. If the per annum interest rate for an Interest Payment calculated per the above is greater than the Maximum Interest Rate, your interest payment for that Interest Payment Date will be determined using the Maximum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction, calculated on a 30/360 basis. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. If the per annum interest rate for any Interest Payment Date, calculated as described above, is zero or negative, you will not receive an interest payment on that Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date or Interest Reset Date is not a Business Day.

PS–3

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios. For purposes of these examples, we have assumed that a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. The Notes will have a Minimum Interest Rate of 0.00% per annum, a Maximum Interest Rate of 7.00% per annum (the Maximum Interest Rate will step-up periodically, as indicated on the cover of this pricing supplement), and a Multiplier of 1.50. The Notes will have monthly Interest Payment Dates, such that the applicable day count fraction for the applicable quarterly interest (calculated using a 30/360 day count basis) will be 30/360.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of any future CPI or CPI performance. Numbers in the table below have been rounded for ease of analysis.

CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum (Multiplier)[1]	Effective Interest Rate (Multiplier)[4]	Interest Payment Amount per $1,000 Note (Multiplier)[5]
198	–4.81%	0.00%[2]	0.000%	$0.00
200	–3.85%	0.00%[2]	0.000%	$0.00
204	–1.92%	0.00%[2]	0.000%	$0.00
206	–0.96%	0.00%[2]	0.000%	$0.00
208	0.00%	0.00%[2]	0.000%	$0.00
210	0.48%	0.72%	0.060%	$0.60
212	1.92%	2.88%	0.240%	$2.40
214	2.88%	4.32%	0.360%	$3.60
216	3.85%	5.78%	0.481%	$4.81
218	4.81%	7.00%[3]	0.583%	$5.83
220	5.77%	7.00%[3]	0.583%[3]	$5.83
222	6.73%	7.00%[3]	0.583%[3]	$5.83

1.	Interest Rate per annum = CPI Performance × the Multiplier (1.50).
2.	Where the per annum interest rate, calculated as CPI Performance × the Multiplier, is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.
3.	Where the per annum interest rate, calculated as CPI Performance x the Multiplier, is greater than the Maximum Interest Rate of 7.00%, the per annum interest rate is set equal to the Maximum Interest Rate. The Maximum Interest Rate will step-up periodically, as indicated on the cover of this pricing supplement.
4.	Effective interest rate equals the interest rate per annum multiplied by the day count (30/360).
5.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.92%, the applicable per annum interest rate for that Interest Payment Date would be 2.88% where the interest rate is equal to CPI Performance × the Multiplier (1.92% × 1.50).

Based on the per annum interest rates determined per the above, you would receive an interest payment of $2.40 per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance × the Multiplier:

Effective Interest Rate = 2.88% × (30/360) = 0.24%

Interest Payment = $1,000 × 0.24% = $2.40

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to –3.85%, the applicable per annum interest rate for that Interest Payment Date would be –2.01% for Notes where the interest rate is equal to CPI Performance + the Spread (–3.85% + 1.84%), or –5.78% where the interest rate is equal to CPI Performance x the Multiplier (–3.85% × 1.50). Since in both cases the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

PS–4

Example 3: If CPI Performance for the relevant Interest Payment Date is equal to 5.77%, the applicable per annum interest rate for that Interest Payment Date would be 8.66% where the interest rate is equal to CPI Performance × the Multiplier (5.77% × 1.50). Since the per annum interest rate so determined is greater than the specified Maximum Interest Rate of 7.00%, the applicable per annum interest rate in both cases would be set equal to the Maximum Interest Rate of 7.00%, and you would receive an interest payment $5.83 on the related monthly Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.00% × (30/360) = 0.583%

Interest Payment = $1,000 × 0.583% = $5.83

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2004 through 2009. Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2004		2005		2006		2007		2008		2009
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	185.2	1.93%	190.7	2.97%	198.3	3.99%	202.416	2.08%	211.080	4.28%	211.143	0.03%
February	186.2	1.69%	191.8	3.01%	198.7	3.60%	203.499	2.42%	211.693	4.03%	212.193	0.24%
March	187.4	1.74%	193.3	3.15%	199.8	3.36%	205.352	2.78%	213.528	3.98%	212.709	–0.38%
April	188.0	2.29%	194.6	3.51%	201.5	3.55%	206.686	2.57%	214.823	3.94%	213.240	–0.74%
May	189.1	3.05%	194.4	2.80%	202.5	4.17%	207.949	2.69%	216.632	4.18%	213.856	–1.28%
June	189.7	3.27%	194.5	2.53%	202.9	4.32%	208.352	2.69%	218.815	5.02%	215.693	–1.43%
July	189.4	2.99%	195.4	3.17%	203.5	4.15%	208.299	2.36%	219.964	5.60%	215.351	–2.10%
August	189.5	2.65%	196.4	3.64%	203.9	3.82%	207.917	1.97%	219.086	5.37%	215.834	–1.48%
September	189.9	2.54%	198.8	4.69%	202.9	2.06%	208.490	2.76%	218.783	4.94%	215.969	–1.29%
October	190.9	3.19%	199.2	4.35%	201.8	1.31%	208.936	3.54%	216.573	3.66%	216.177	–0.18%
November	191.0	3.52%	197.6	3.46%	201.5	1.97%	210.177	4.31%	212.425	1.07%	216.330	–1.84%
December	190.3	3.26%	196.8	3.42%	201.8	2.54%	210.036	4.08%	210.228	0.09%	215.949	2.72%

*	“Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

PS–5

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–6

US$65,000,000

BARCLAYS BANK PLC

FLOATING RATE NOTES DUE FEBRUARY 8, 2017

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 14, 2009)